Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Determination of earnings (loss):
Income (loss) from operations	$10,381	$(69,820)	$(30,612)	$(44,672)	$(43,688)
Add:
Fixed charges	695	709	555	594	483

Earnings (loss), as adjusted	$11,076	$(69,111)	$(30,057)	$(44,078)	$(43,205)

Fixed charges:

Estimate of interest within rental expense	695	709	555	594	483

Fixed charges	$695	$709	$555	$594	$483

Preferred stock dividends	$-	$-	$-	$-	$-

Ratio of earnings (loss) to fixed charges and preferred stock dividends	16	*	*	*	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	-	$69,820	$30,612	$44,672	$43,688

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(1)       For the years ended 2007 through 2010, the Company’s coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.